Exhibit 99.1

12 April 2018

National Grid Pre-Close Update to 2017/18 Technical Guidance

National Grid updates its 2017/18 technical guidance ahead of entering close period on 17 April 2018.

Underlying Group EBIT is expected to be in line with original guidance. Headline Group EBIT is expected to be lower due to the impact of major storms in on our US businesses. This is largely offset at the earnings level by benefits to finance costs and a lower effective tax rate.

US Storms

Our US businesses incurred major storm remediation costs of approximately £140 million, approximately 3p on Earnings Per Share (EPS). These costs are expected to be recovered in future periods and will be reported as timing in our full-year results in May.

Financing and tax

Finance costs are expected to benefit from gains of approximately £60m or 1.5p at the EPS level relating to the realisation of gains on investments in our insurance captive. The Group’s tax charge is now expected to be approximately 24% (down from the previous expectation of around 27%), in part due to changes in profit mix and the lower US corporate tax rate following changes to US tax law.

Other timing impacts

Headline full-year results are expected to include US in-year timing over recoveries (before major storm costs) of approximately £135 million. This is expected to be partially offset by a UK in-year under recovery of approximately £30m. The net benefit to headline Group EPS attributable to timing is estimated to be 2p.

National Grid will publish its preliminary results for 2017/18 on Thursday 17 May 2018.

Notes:

For 2017/18 the weighted average number of shares was approximately 3,460m and the average exchange rate was approximately 1.36 Dollars to the Pound.

Underlying EBIT is adjusted earnings before interest and tax excluding the in-year impact of timing and major storms costs.

Headline EBIT is adjusted earnings before interest and tax including the in-year impact of timing and major storms.

CONTACTS

Investors:
Aarti Singhal	+44 (0)20 7004 3170
Tom Edwards	+44 (0)20 7004 3460

Media
Sean Kemp	+44 (0)20 7004 3149

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union, announcements from and decisions by governmental bodies or regulators including those relating to the role of the UK electricity system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with National Grid’s sale of a majority stake in its gas distribution business and with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 180 to 183 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2017 published on 9 November 2017. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.